Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Husky Energy Inc.

We consent to the incorporation by reference in the registration statement (No. 333-157389) on Form F-9 of Husky Energy Inc. of our reports dated March 8, 2011, with respect to the consolidated balance sheets of Husky Energy Inc as at December 31, 2010, 2009 and 2008, and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 40-F of Husky Energy Inc.

/s/ KPMG LLP
KPMG LLP
Chartered Accountants
Calgary, Canada
March 8, 2011